SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 1, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 1, 2016 the company informed the summary of the resolutions adopted at the General Ordinary and Extraordinary shareholders’ meeting held on October 31, 2016

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETINGS’ MINUTES
The meeting approved by majority of votes that the representatives of shareholders The Bank of New York Mellon (BONY), and IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) approve and sign the minutes of the Shareholders’
Meeting.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN PARAGRAPH 1, SECTION 234, OF THE GENERAL COMPANIES LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2016.
The meeting approved by majority of votes all the documents required under Section 234, paragraph 1, of the General Companies Law for the fiscal year ended June 30, 2016.

ITEM THREE: TREATMENT AND ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2016 FOR $816,598,237. CONSIDERATION OF PAYMENT OF A CASH DIVIDEND FOR UP TO THE AMOUNT OF
$312,000,000.
The meeting unanimously approved (i) to allocate the sum of $460,000,000 as cash dividends, (ii) to delegate to the Board of Directors the power to implement its payment to the shareholders, within the statutory terms set forth in the applicable laws, as well as the proceedings relating to and implementation of the payment of such dividend to the ADR holders, (iii) to allocate the balance of $356,598,237 to the creation of a reserve for future dividends, taking into account that the statutory reserve has been fully funded pursuant to the provisions of Section 70 of Law 19,550 and Section 5, Chapter III, Title IV of the Rules of the Argentine Securities Commission.

ITEM FOUR: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2016.
The meeting approved by majority of votes the performance of each of the Board members and the regular directors who are also members of the audit and executive committees as concerns the activities developed during the fiscal year under review, with the applicable legal abstentions.

ITEM FIVE: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2016.
The meeting approved by majority of votes the Supervisory Committee’s performance during the fiscal year under review.

ITEM SIX: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS FOR $108,671,082 (TOTAL COMPENSATION) FOR THE FISCAL YEAR ENDED JUNE 30, 2016, WHICH AMOUNT EXCEEDS BY
$62,407,628 THE LIMIT OF FIVE PERCENT (5%) OF THE EARNINGS RECORDED, PURSUANT TO SECTION 261 OF LAW 19,550 AND REGULATIONS THEREUNDER IN LIGHT OF THE AMOUNT PROPOSED FOR
DISTRIBUTION AS DIVIDENDS.
The meeting approved by majority of votes the compensation payable to the Board of Directors for the sum of $108,671,082 (total compensation), for the fiscal year ended June 30, 2016, taking into account the directors’ responsibilities, the time devoted to the discharge of professional duties, the results of their performance, the specific technical tasks developed in controlled companies and their professional skills and market value of the services rendered. Moreover, the meeting approved that the Board of Directors be empowered (i)to allocate and distribute such compensation sum in due course in accordance with the specific duties discharged by its members;and (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM SEVEN: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2016.
The meeting resolved by majority of votes to pay an aggregate amount of $600,000 to the Supervisory Committee for the tasks discharged during the fiscal year under review.

ITEM EIGHT: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR ONE FISCAL YEAR.
The meeting resolved by majority of votes to appoint Messrs. José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as REGULAR STATUTORY AUDITORS and Messrs. Alicia Graciela RIGUEIRA, Sergio Leonardo Kolaczyk and
Roberto Daniel Murmis as ALTERNATE STATUTORY AUDITORS for a term of one fiscal year, noting that pursuant to the rules of the Argentine Securities Commission, the nominees qualify as independent, notwithstanding which fact they have rendered remunerated professional assistance in connection with companies governed by the provisions of Section 33 of the General Companies Law No. 19,550. Moreover, the meeting authorized the Statutory Auditors to participate in the supervisory committees of other companies pursuant to the provisions of Sections 273 and 298 of the General Companies Law, provided that they observe the confidentiality obligations required in connection with such duties.

ITEM NINE: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR AND DETERMINATION OF ITS COMPENSATION. DELEGATION OF POWERS.
The meeting approved by majority of votes (i) to add the sum of $161,650 to the amount approved by the previous shareholders’ meeting and paid during the fiscal year ended June 30, 2016, as compensation for additional tasks performed by the certifying accountants; and (ii) to appoint the following firms as certifying accountants: (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers for the 2016/2017 fiscal year, with Eduardo Alfredo Loiacono acting as Regular Independent
Auditor, Carlos Martín Barbafina as Alternate Independent Auditor, and Walter Rafael Zablocky as Alternate Independent Auditor, and (b) Abelovich Polano & Asociados, with Noemí Ivonne Cohn acting as Regular Independent Auditor and Marcelo
Héctor Fuxman acting as Alternate Independent Auditor. Moreover, the meeting approved the amount of $10,961,342 as fees for the fiscal year started July 1, 2016, for professional services as certifying accountants for the 2016/2017 fiscal year, according to applicable law.

ITEM TEN: UPDATING OF REPORT ON SHARED SERVICES AGREEMENT.
The meeting approved by majority of votes to delegate to the Board of Directors the power to implement a new Agreement for Implementing Amendments to the Corporate Services Master Agreement entered into with IRSA Inversiones y
Representaciones Sociedad Anónima and Cresud SACIF y A, so as to reflect certain changes in the exchange areas and the allocation principles that are being implemented since July 2014, based on the recommendations made by Deloitte & Co. SRL, which firm has been requested to review and assess on a semi-annual basis, since the moment the shared services started to be implemented, the criteria applied in the settlement process and the principles used for allocating corporate services’ costs.

ITEM ELEVEN: TREATMENT OF AMOUNTS PAID AS PERSONAL ASSETS TAX LEVIED ON THE SHAREHOLDERS.
The meeting approved by majority of votes the actions taken by the Board of Directors in connection with the personal assets tax payable by the shareholders, considering that the Company has been paying, as substitute obligor, the personal assets tax payable by the shareholders, for an aggregate of $116,428. The meeting resolved that such tax be fully absorbed by the Company.

ITEM TWELVE: CONSIDERATION OF RENEWAL OF DELEGATION TO THE BOARD OF DIRECTORS OF POWERS TO DETERMINE THE ISSUE DATE AND CURRENCY AS WELL AS FURTHER TERMS AND CONDITIONS OF
THE NOTES TO BE ISSUED UNDER THE GLOBAL NOTE PROGRAM FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO US$ 500,000,000 CURRENTLY IN EFFECT, AS APPROVED BY RESOLUTION OF THE
SHAREHOLDERS’ MEETINGS DATED OCTOBER 31, 2011, AND MARCH 26, 2015 AND ITS INCREASE BY AN ADDITIONAL AMOUNT OF US$ 100,000,000 AS APPROVED BY RESOLUTION OF THE SHAREHOLDERS’
MEETING DATED OCTOBER 30, 2015.
The meeting approved by majority of votes (A) to approve the renewal of the delegation to the Board of Directors of the broadest powers to (i) determine the terms and conditions of the Global Note Program for the issuance of simple, non-convertible, secured or unsecured, or third-party secured, notes for a maximum outstanding amount of up to US$ 500,000,000 (five hundred million U.S. dollars) or its equivalent in other currency, and its increase by an additional amount of US$ 100,000,000 as resolved by the shareholders’ meeting dated October 30, 2015, in accordance with the provisions of the Negotiable Obligations Law No. 23,576, as amended and supplemented; (ii) approve and execute all the agreements and documents related to the
Program and the issuance of each series and/or tranche of notes thereunder; and (iii) determine the issue date and currency, term, price, payment method and conditions, type and rate of interest, use of proceeds and further terms and conditions of each series and/or tranche of notes issued under the Program; (B) to empower the Board of Directors to sub-delegate the powers mentioned in (A) above to one or more of its members, managers of the Company or such other individuals as determined pursuant to the applicable laws; including: (i) the power to file applications before the competent authorities in order to obtain the authorizations and consents required for the public offering of the program and the series and/or tranches of notes issued thereunder before the Argentine Securities Commission, and their trading in the securities markets of Argentina and/or abroad to be determined in due course by the Board of Directors, Caja de Valores S.A. and/or other applicable comparable agencies; (ii) the power to execute any agreement or documents required for implementing the Program and the issuance and placement of the series and/or tranches of notes and to make any changes, deletions or additions deemed necessary by the Board of Directors or required by the Argentine Securities Commission, the securities exchanges of Argentina and/or abroad, Caja de Valores S.A. and/or other comparable agencies.

ITEM THIRTEEN: CONSIDERATION OF GRANT OF INDEMNITIES TO THE DIRECTORS, STATUTORY AUDITORS AND MANAGERS WHO PERFORM OR PERFORMED DUTIES FOR THE COMPANY, ACCESSORILY TO THE
D&O POLICIES.
The meeting approved by majority vote that the Company will grant indemnity letters to make up for the amounts not covered by the D&O policies to any individuals who perform or performed duties as directors, statutory auditors or managers of the
Company, with respect to the monetary sanctions imposed by any public or private agency or person as a result of the present, past or future discharge of such duties or any other kind of redress arising therefrom, always provided that they did not act with fraud.

ITEM FOURTEEN: CONSIDERATION OF AMENDMENT TO SECTION ELEVEN OF THE CORPORATE BYLAWS REGARDING THE RENEWAL OF THE BOARD MEMBERSHIP BY THIRDS.
The meeting approved by majority of votes that section eleven of the bylaws be amended to read as follows:

SECTION ELEVEN: BOARD OF DIRECTORS. A) Management and administration of the Company’s business is vested in the Board of Directors consisting of six (6), nine (9), or twelve (12) regular members, and an equal or smaller number of
Alternate Directors, as resolved by the general ordinary shareholders’ meeting. B) Directors shall be renewed by one third of their aggregate number each year, and each third will be in office for a term of three fiscal years. To such end, once the amendment to the bylaws has been approved, the first General Ordinary Shareholders’ Meeting shall resolve upon, for the first time, the term during which Directors will be appointed, and will elect, on such occasion only, one third for one fiscal year, one third for two fiscal years, and one third for three fiscal years, in order to comply with the above provisions. This notwithstanding, each annual Shareholders’ Meeting will resolve, in each case, to increase or reduce the number of Directors (within the minimum and maximum number set forth in this Section) for a term of three fiscal years, always provided that the increase or reduction in the number of directors allows the renewal by thirds. C) Notwithstanding rules requiring election by cumulative vote, the Directors shall be elected by slate, so long as no shareholder objects. In the event a shareholder objects, voting shall be for each individual nominee. The slate or individual nominees, as the case may be, shallbe elected upon receiving a majority of votes. If no slate were to obtain a majority, there shall be a new vote between the two slates or individual nominees receiving the most votes, the slate or individual nominees with the most votes being deemed elected.

ITEM FIFTEEN: APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF THREE FISCAL YEARS.
The meeting approved by majority of votes that the appointment of Directors by thirds be implemented once the Argentine Securities Commission has granted its consent to the amendment to the bylaws and such amendment has been registered with the
Public Register of Commerce under the charge of the Superintendency of Corporations, at the first Shareholders’ Meeting that is convened after such act. The meeting approved by majority of votes not to deal with this Agenda item and to postpone its discussion until appropriate opportunity.

ITEM SIXTEEN: AUTHORIZATIONS
The meeting approved by unanimous vote to appoint attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Tourn, Paula Pereyra Iraola, Jesica Cimerman, Laura Petruzello, Carolina Testa and Ms. Andrea Muñoz and/or their appointees so that, acting individually and separately, they shall carry out all and each of the proceedings for securing the relevant registrations of the preceding resolutions with the Argentine Securities Commission, the Superintendency of Corporations, and any further national, provincial or municipal agencies that may be applicable, with powers to sign briefs, accept and implement changes, receive notices, answer objections, file and withdraw documents, sign official notices, and take all further actions that may be necessary.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 2, 2016